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                               May 11, 2022

       Sam Ash
       Chief Executive Officer
       Bunker Hill Mining Corp.
       82 Richmond Street East
       Toronto ON M5C 1P1
       Canada

                                                        Re: Bunker Hill Mining
Corp.
                                                            Registration
Statement on Form S-1
                                                            Filed May 2, 2022
                                                            File No. 333-264602

       Dear Mr. Ash:

              We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Registration Statement on Form S-1 filed May 2, 2022

       Cover Page

   1. Please revise your registration statement to clarify the securities you are registering. For example, if you intend
for this registration statement to include a combined prospectus that also relates to an
earlier registration statement pursuant to Rule 429, please provide disclosure that both
states this explicitly and identifies such earlier registration statement as well as the amount
of securities previously registered but unsold. Please also revise your registration
statement to consistently describe the number of securities being offered.
                                                        In this regard, we note
the disclosure on your prospectus cover page that you are offering
                                                        48,874,228 common
shares, 37,849,325 common shares issuable pursuant to special warrants and
164,593,324 common shares issuable pursuant to common share purchase
 Sam Ash
Bunker Hill Mining Corp.
May 11, 2022
Page 2
      warrants is inconsistent with your disclosure under Summary of the Offering on page 11 and with your tabular disclosure in Exhibit 107. Please reconcile these disclosures.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact Cheryl Brown, Law Clerk, at (202) 551-3905 or Karina Dorin, Staff
Attorney, at (202) 551-3763 with any other questions.



                                                           Sincerely,
FirstName LastNameSam Ash
                                                           Division of
Corporation Finance
Comapany NameBunker Hill Mining Corp.
                                                           Office of Energy &
Transportation
May 11, 2022 Page 2
cc:       J.P. Galda
FirstName LastName